United States securities and exchange commission logo





                             March 29, 2023

       Victoria M. Mink
       Executive Vice President, Chief Financial Officer and Treasurer Madison Square Garden Sports Corp.
       Two Penn Plaza
       New York, NY 10121

                                                        Re: Madison Square
Garden Sports Corp.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2022
                                                            Filed August 18,
2022
                                                            Form 10-Q for the
Fiscal Quarter Ended December 31, 2022
                                                            Filed February 7,
2023
                                                            File No. 001-36900

       Dear Victoria M. Mink:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2022

       Adjusted Operating Income (Loss), page 35

   1. Please tell us how you determined that removing the effects of deferred rent in arriving at adjusted operating
income does not substitute individually-tailored recognition and measurement methods for
GAAP. Alternatively, no longer include this adjustment. Refer to Question 100.04 of
the Non-GAAP Financial Measures Compliance and Disclosure
                                                        Interpretations.
 Victoria M. Mink
FirstName  LastNameVictoria
                Garden SportsM.Corp.
                                Mink
Madison Square
Comapany
March      NameMadison Square Garden Sports Corp.
       29, 2023
March2 29, 2023 Page 2
Page
FirstName LastName
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Selling, General and Administrative Expenses, page 35

2. Please separately quantify each of the factors attributable to the increase in the selling, general and administrative expenses. In addition, discuss the underlying reasons for the increases in these factors and, in light of the increase in your operating activities as demonstrated by the increases in revenues and direct operating expenses, explain why the rate of increase in selling, general and administrative expenses was substantially less.
         Refer to Item 303 of Regulation S-K.
Liquidity and Capital Resources
Cash Flow Discussion, page 38

3. Your presentation of the subtotal of net income (loss) and adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities appears to be a non-
         GAAP measure. Please either remove this subtotal or provide the disclosures required by
         Item 10(e) of Regulation S-K.
Operating Activities, page 38

4. Please revise your analysis of cash flow changes to explain the business reasons for material changes between periods in your operating cash flows. For example, discuss the underlying business reasons for material changes in each of these line items between periods:
             Accounts receivable, net,
             Net related parties receivables,
             Prepaid expenses and other assets,
             Accrued and other liabilities and
             Deferred revenue.
         Refer to Item 303(b) of Regulation S-K.
Financial Statements
Note 1. Description of Business and Basis of Presentation
Description of Business, page F-15

5. You state that you operate and report financial information in one segment and your CODM reviews total company operating results to assess overall performance and allocate resources. Please tell us in detail how you concluded you have a single operating and reportable segment and it is your total company. In doing so, please also discuss:
             how the CODM goes about allocating resources, assessing operating performance and making key operating decisions using only total company operating results (and not lower level results),
             your management structure from the top down to the sports team level, including each person's roles and responsibilities,
 Victoria M. Mink
Madison Square Garden Sports Corp.
March 29, 2023
Page 3
               how budgets are prepared, who reviews and approves them, at what lower levels
             (e.g., sports team) they are prepared and the frequency, whether lower level financial information is reviewed by the CODM and/or Board
             and, if so, describe what it is and how often it is reviewed, and whether any managers are compensated based upon the performance of lower levels
             of the company and, if so, tell us who and explain how it works. Refer to ASC 280-10-05-3 and paragraphs 50-1 and 50-6 through 50-9 of
ASC 280-10-50.
Form 10-Q for the Fiscal Quarter Ended December 31, 2022

Financial Statements
Consolidated Statements of Operations for the Three and Six Months Ended December 31, 2022
and 2021, page 3

6. Income (loss) from operations before income taxes includes various non-operating income and expenses discussed in paragraphs 7 through 9 of Rule 5-03 of Regulation S-X.
         Accordingly, please retitle this line item here and in your other filings to better reflect what it actually represents.
Note 12. Benefit Plans
Executive Deferred Compensation Plan, page 21

7. Please provide us with a reconciliation of the change in the non-current assets balance from June 30, 2022 to December 31, 2022. In doing so, show purchases and sales of trust investments separately. Also, tell us whether the purchases and sales of the investments held in the trust are shown as investing activities in your statement of cash flows. Refer to
         ASC 230-10-45-11 through 45-13.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameVictoria M. Mink                             Sincerely,
Comapany NameMadison Square Garden Sports Corp.
                                                               Division of
Corporation Finance
March 29, 2023 Page 3                                          Office of Trade
& Services
FirstName LastName